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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.  )*

Under the Securities Exchange Act of 1934

Seelos Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
81577F109
(CUSIP Number)
January 7, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
◻	Rule 13d-1(b)
☒	Rule 13d-1(c)
◻	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Phoenixus AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ◻
(b) ◻
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
2,000,227(1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
2,000,227(1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,227(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ◻
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.9%(2)
12		TYPE OF REPORTING PERSON (See Instructions)
CO

(1)   Reflects 2,000,227 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Seelos Therapeutics, Inc. (the “Issuer”) owned by Phoenixus AG (“Phoenixus”) on January 7, 2020 after the acquisition by Phoenixus of 1,809,845 shares pursuant to a Stock Purchase Agreement, dated as of January 2, 2020.
(2)   Based upon 28,838,378 shares of Common Stock outstanding, which is the sum of the 27,028,533 shares of Common Stock outstanding as of December 31, 2019, as reported by the Issuer in its Prospectus Supplement dated January 2, 2020, filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5) on January 3, 2020, and the 1,809,845 shares of Common Stock acquired by Phoenixus on January 7, 2020.

Item 1.	(a)	Name of Issuer
Seelos Therapeutics, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices
300 Park Avenue, 12th Floor
New York, NY 10022

Item 2.	(a)	Name of Person Filing

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed by Phoenixus AG, a stock corporation organized under the laws of Switzerland (“Phoenixus”).

	(b)	Address of Principal Business Office or, if none, Residence
The information required by this Item with respect to the Reporting Person is set forth in Appendix 1 hereto.

	(c)	Citizenship
The information required by this Item with respect to the Reporting Person is set forth in Appendix 1 hereto.

	(d)	Title of Class of Securities
Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”).

	(e)	CUSIP Number
81577F109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

The following sets forth the beneficial ownership of the Common Stock by Phoenixus as of January 7, 2020:

	(a)	Amount beneficially owned:

2,000,227

	(b)	Percent of class:

6.9%

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 28,838,378 shares of Common Stock outstanding, which is the sum of the 27,028,533 shares of Common Stock outstanding as of December 31, 2019, as reported by the Issuer in its Prospectus Supplement dated January 2, 2020, filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5) on January 3, 2020, and the 1,809,845 shares of Common Stock acquired by Phoenixus on January 7, 2020.

	(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

2,000,227

(ii)	shared power to vote or to direct the vote of:

0

(iii)	sole power to dispose or to direct the disposition of:

2,000,227

(iv)	shared power to dispose or to direct the disposition of:

0

Subsequent to becoming the beneficial owner of five percent or more of the outstanding shares of Common Stock, Phoenixus sold 125,000 shares of Common Stock in open market transactions on NASDAQ on January 10, 2020. As a result of such sales, as of the filing of this statement, Phoenixus beneficially owns 1,875,227 shares of Common Stock, or 6.5% of the outstanding shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  January 16, 2020
PHOENIXUS AG
By: /s/ Averill L. Powers
Name:         Averill L. Powers
Title:             Chief Executive Officer

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

NAME OF PERSON FILING	PRINCIPAL BUSINESS OFFICE ADDRESS	PLACE OF ORGANIZATION

Phoenixus AG	Haldenstrasse 5, CH-6340 Baar, Switzerland	Swiss corporation